Contact

www.linkedin.com/in/
barnettjeremiah (LinkedIn)
blog.radintel.ai/ (Blog)

Top Skills

Content AI Editor
Marketing Strategy
Social Media

Jeremy B.
CEO at RAD AI
Agoura Hills, California, United States

Summary

Jeremy is a 3x founder & currently serves as the CEO and Co-founder of RAD AI. Having experienced the highs and lows associated with shepherding innovation through disruptive products, Jeremy deeply understands the challenges behind pushing the boundaries of what's possible.

His fascination with AI ignited back in 2012, prompting him to co-found Trendy Butler, where he assumed the role of CEO and exited in late 2017. Jeremy is a frequent speaker at the USC Marshall School of Business and a prominent thought leader within local entrepreneurial circles. His notable initiative, founded in 2016, is OSF/LA, a platform dedicated to raising awareness and funds for the Orphaned Starfish Foundation (OSF). This foundation plays a pivotal role in educating and empowering vulnerable children globally by providing access to technology and education. Currently, OSF operates in 75 countries across the globe, positively impacting the lives of over 20,000 children in need of support and care.

His companies have been featured on Inc.com, Tech Crunch, Entrepreneur, VentureBeat, Vanity Fair, Forbes & Business Insider.

Jeremy is a father of three, married for 20 years and loves surfing, golfing and spending QT with the family.

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Experience

RAD AI
CEO
March 2018 - Present (5 years 8 months)
Los Angeles Metropolitan Area

RAD AI is a generative AI that removes bias from content decisions across organic social, paid advertising and influencer marketing.

Biased decision-making, when activating any influencer marketing program is the old norm. Our innovation, supported by a robust API infrastructure, enables RAD AI models to analyze a multitude of historical content patterns across brand, social and influencer channels. This results AI-informed creative direction and influencer discovery that far exceeds industry benchmarks.

The days of guesswork are over.

Rad Intelligence Podcast
Host
March 2020 - March 2022 (2 years 1 month)
Los Angeles County, California, United States

The Rad Intelligence podcast is a weekly series for MarTech insiders, movers and shakers.

Swoon Media
Board Member
April 2020 - April 2021 (1 year 1 month)

Strategic digital transformation to fuel brand growth. A beautiful mix of tech and marketing rolled up into a kick-ass team.

Speakr
Advisor
September 2015 - June 2018 (2 years 10 months)
Greater Los Angeles Area

Speakr is the leading enterprise marketplace for brands and influencers.   We power 60 of the world's largest brands and enable influencer media buying at scale.

Trendy Butler
Co-Founder
December 2013 - October 2017 (3 years 11 months)

Co-Founder of the mens fashion subscription service, Trendy Butler (www.trendybutler.com).

Eekoh
Partner
February 2012 - November 2013 (1 year 10 months)
Greater Los Angeles Area

Artificial Intelligence based platform focused on product discovery.